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08029624

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35940

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Dunbar Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street, 16th Floor

(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bowers — 617-757-7247

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin and Nangle, Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Bowers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Dunbar Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST DUNBAR SECURITIES CORPORATION
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2007 AND 2006

(With Independent Auditor's Report Thereon)

TABLE OF CONTENTS

PMN

INDEPENDENT AUDITOR'S REPORT

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

We have audited the accompanying consolidated statements of financial condition of First Dunbar Securities Corporation and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Dunbar Securities Corporation and Subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle

Certified Public Accountants

March 27, 2008

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

FIRST DUNBAR SECURITIES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2007	2006
ASSETS		
Cash and cash equivalents	$ 3,452	$ 91,703
Commissions receivable - allowable	742	10,241
Loan receivable - related party	62,682	39,082
Securities owned, at market value (cost $41,103 in 2007 and 2006	2,529	2,514
Prepaid commissions	71,983	17,333
Refundable federal and state income taxes	-	74
Office equipment, net of accumulated depreciation of $37,026 and $30,922 in 2007 and 2006, respectively	5,203	11,306
	$ 146,591	$ 172,253
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Commissions payable	$ 22,622	$ 24,441
Accounts payable and accrued expenses	21,336	23,243
	43,958	47,684
Stockholder's equity:		
Common stock - no par value:		
Authorized, 10,000 shares;		
Issued and outstanding, 1,059 shares	15,976	15,976
Additional paid-in capital	577,322	551,322
Deficit	(490,665)	(442,729)
	102,633	124,569
	$ 146,591	$ 172,253

See notes to consolidated financial statements.

FIRST DUNBAR SECURITIES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31	
	2007	2006
REVENUE:		
Commissions	$ 523,113	$ 247,458
Placement fees	128,000	-
Underwriting income	31,417	-
Trading income	8,039	3,367
Trading gains (losses) - net	15	272,276
Other income	35,227	10,089
	725,811	533,190
EXPENSES:		
Wages and commissions	499,170	239,397
Consulting fees	56,200	103,750
Underwriting expense	11,833	13,889
Regulatory fees and expenses	3,098	3,847
Occupancy costs	72,195	61,461
Other operating expenses	131,251	113,483
	773,747	535,827
LOSS BEFORE FEDERAL AND STATE INCOME TAXES	(47,936)	(2,637)
FEDERAL AND STATE INCOME TAXES	-	-
NET LOSS	($ 47,936)	($ 2,637)

See notes to consolidated financial statements.

PMN

FIRST DUNBAR SECURITIES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-In Capital	Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2005	1059	$ 15,976	$ 618,322	($ 440,092)	$ 194,206
Capital contributions	-	-	95,000	-	95,000
Distributions to stockholder	-	-	(162,000)	-	(162,000)
Net loss	-	-	-	(2,637)	(2,637)
Balance, December 31, 2006	1059	15,976	551,322	(442,729)	124,569
Capital contributions	-	-	61,000	-	61,000
Distributions to stockholder	-	-	(35,000)	-	(35,000)
Net loss	-	-	-	(47,936)	(47,936)
Balance, December 31, 2007	1059	$ 15,976	$ 577,322	($ 490,665)	$ 102,633

See notes to consolidated financial statements.

FIRST DUNBAR SECURITIES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31 2007	Year Ended December 31 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	($ 47,936)	($ 2,637)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	6,103	7,209
(Increase) decrease in:		
Commissions receivable	9,499	(3,667)
Due from related party	-	14,482
Refundable federal and state income taxes	74	(74)
Prepaid commissions	(54,650)	(17,333)
Securities owned - net	(15)	98,026
Non-marketable securities	-	3,000
Increase (decrease) in:		
Commissions payable	(1,819)	19,411
Accounts payable and accrued expenses	(1,907)	8,564
Federal and state income taxes payable	-	(1,204)
Total adjustments	(42,715)	128,414
Net cash provided (used) by operating activities	(90,651)	125,777
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in loan receivable - related party - net	(23,600)	(12,082)
Purchases of equipment	-	(10,721)
Net cash used by investing activities	(23,600)	(22,803)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional capital contributions	61,000	95,000
Distributions to stockholder	(35,000)	(162,000)
Net cash provided (used) by financing activities	26,000	(67,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(88,251)	35,974
CASH AND CASH EQUIVALENTS, beginning of year	91,703	55,729
CASH AND CASH EQUIVALENTS, end of year	$ 3,452	$ 91,703
SUPPLEMENTAL DISCLOSURES:		
Cash paid during the year for income taxes	$ -	$ 1,000

See notes to consolidated financial statements.

A. Organization and Nature of Business:

The Company was incorporated on March 6, 1986, and was qualified as a registered broker/dealer on May 14, 1987. The Company is a wholly-owned subsidiary of VPC Holdings, LLC (*Holdings*).

B. Summary of Significant Accounting Policies:

Basis for consolidation:

The consolidated financial statements include the accounts of the Company and its and majority-owned subsidiaries, Estuary Capital Markets, LLC and Hegemony Advisors, LLC, which were formed in 2007. All material intercompany balances and transactions are eliminated in consolidation.

Revenue recognition:

Trading income and commission income are recognized on a settlement date basis (normally three business days after the trade date). The Company recognizes revenue from placement fees upon completion of the private placement offering.

Office equipment:

Office equipment is reported at cost, less accumulated depreciation. Depreciation is provided by use of accelerated methods over the estimated useful lives of the respective assets.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

B. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The amount of current income taxes payable or refundable and deferred tax assets or liabilities are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

C. Income Taxes:

The Company has available federal and state net operating loss carryforwards of approximately $578,000 and $576,000, respectively, to offset future taxable income. The federal carryforwards expire in the years 2023 through 2027 and the state carryforwards expire in the years 2008 through 2013.

A deferred tax asset of $253,000 and $252,000 at December 31, 2007 and 2006, respectively, results from the use of different depreciation methods for tax purposes, the unrealized loss on securities owned, and the net operating loss carryforwards, and has been offset by an equal amount of valuation allowance.

D. Commitments:

The Company occupied office space at December 31, 2007, in Boston, Massachusetts under a lease agreement which was to expire in October, 2009. In addition to the base rent, the Company was obligated to pay a proportionate share of excess tax and operating costs.

Subsequent to December 31, 2007, the Company terminated their existing lease and moved to a new location as of March 1, 2008. Under the terms of the new agreement, expiring June 30, 2008, the Company's payments will be approximately $3,400 per month.

Rent expense charged to operations amounted to $72,195 and $61,461 for the years ended December 31, 2007 and 2006, respectively.

E. Related Party Transactions:

Consulting fees expense for the years ended December 31, 2007 and 2006 includes charges from related parties (Bril Corporation and Venture Partners Capital, L.L.C.) for consulting and management fees totaling $35,000 and $102,500 respectively. The Company and the related parties have overlapping ownership.

Loan receivable - related party consists of a note receivable from Holdings which bears interest at 5% and is due on demand.

F. Net Capital Requirement:

Under Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of the greater of 1/15th of aggregate indebtedness, or $5,000. At December 31, 2007, the Company had a net capital deficiency of ($37,614), which was ($42,614) deficient of its required net capital of $5,000.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

We have audited the accompanying consolidated financial statements of First Dunbar Securities Corporation and Subsidiaries as of and for the year ended December 31, 2007, and have issued our report thereon dated March 27, 2008. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic consolidated financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants

March 27, 2008

PMN

FIRST DUNBAR SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

NET CAPITAL:	
Total stockholder's equity qualified for net capital	$ 102,633
Deductions:	
Non-allowable assets:	
Loans receivable - related party	(62,682)
Prepaid commissions	(71,983)
Office equipment - net	(5,203)
	(139,868)
NET CAPITAL DEFICIENCY BEFORE HAIRCUTS ON SECURITIES	(37,235)
Haircuts on securities:	
Trading and investment securities	(379)
TOTAL NET CAPITAL DEFICIENCY	($ 37,614)
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Commissions payable	$ 22,622
Accounts payable and accrued expenses	21,336
TOTAL AGGREGATE INDEBTEDNESS	$ 43,958
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,931
Net capital deficiency	($ 42,614)
Excess net capital at 1,000%	$ -
Ratio: Aggregate indebtedness to net capital	-1.17 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17A-5	$ 21,635
Effect of audit adjustments on:	
Non-allowable assets	974
Stockholder's equity	(60,223)
Net capital, as above	($ 37,614)

PMN

FIRST DUNBAR SECURITIES CORPORATION

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

All customer transactions are cleared through other broker/dealers (National Financial Services) on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

In planning and performing our audit of the consolidated financial statements and supplementary information of First Dunbar Securities Corporation and Subsidiaries (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of First Dunbar Securities Corporation and Subsidiaries as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated March 27, 2008. We consider the following to be both significant deficiencies and material weaknesses: 1) the Company's failure to identify and accrue certain expenses; and 2) the Company's erroneous recording of commissions receivable. Audit adjustments which corrected the misstatements result in the Company being in a deficient minimum net capital position.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2007, to meet the SEC's objectives, because of the reasons mentioned in the previous paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

March 27, 2008

END